UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person
   Girard, Francis E.
   P.O. Box 234
   Paine Avenue
   Prides Crossing, MA 01965

2. Issuer Name and Ticker or Trading Symbol
   Comverse Technology, Inc. (CMVT)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (x) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (x) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
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Common Stock, par value    |01/26/|M   | |10,908            | A |$10.20     |62,259             |  D   |                           |
$0.10 per share            |98    |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Options to purchase    |$10.20  |01/26| M  | |10,908     | D |     |10/01|Common Stock|10,908 |  (1)  |400,553(2)  | D |           |
Common Stock           |        |/98  |    | |           |   |     |/03  |            |       |       |            |   |           |
___________________________________________________________________________________________________________________________________|

Explanation  of Responses:
(1) Mr. Girard received these options on October 1, 1993, pursuant to an employee stock option plan of Comverse Technology, Inc.

(2) The options Mr. Girard beneficially owns at the end of the month have various exercise prices between $17.5077 and $37.5077 per share and are exerciseable at various times, all as more fully described in Mr. Girard's Form 3 dated January 23, 1998.

SIGNATURE OF REPORTING PERSON
/s/Francis E. Girard
--------------------
Francis E. Girard

DATE
02/10/98